Exhibit 99.70

WonderFi to Acquire Crypto APIs, Leading Crypto and Blockchain Market Data Provider

Vancouver, British Columbia--(Newsfile Corp. - December 14, 2021) - WonderFi Technologies Inc. (NEO: WNDR) (OTC PINK: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today announced that it has agreed to acquire all of the issued and outstanding shares of Mena Software Ltd. ("Crypto APIs"), a data and wallet provider that services customers including Paypal, Ledger, Chainlink and Nexo (the "Acquisition").

Crypto APIs was founded in 2018, and is a leading provider of cryptocurrency and blockchain market data and tools which are utilized by a wide range of market participants including enterprises, wallets and exchanges and institutional investors. Crypto APIs is a trusted data authority that provides secure and scalable data products for the crypto and DeFi industries. Crypto APIs has also developed a multi- party computation ("MPC") Wallet product that enables best in class MPC security for digital assets, similar to products offered by Fireblocks and Copper.

"Data is the backbone of all financial markets, and is more difficult to obtain in the crypto and DeFi sectors due to the fragmentation of market data across different protocols and blockchains" commented WonderFi CEO, Ben Samaroo. "WonderFi's acquisition of Crypto APIs will help us provide access to high-quality, comprehensive data in order to foster efficiency, transparency and growth in the sector, while directly integrating and supporting WonderFi's own products".

"To be part of Web 3.0, you need the right infrastructure and tools. Crypto APIs provides businesses with solutions that are the backbone of the Web 3.0 ecosystem. We are excited to join the family of WonderFi as this will allow us to scale up fast, improve our services, develop institutional products and expand into new territories," commented Nashwan Khatib, CEO of Crypto APIs.

Transaction Details

The Acquisition is currently anticipated to be valued between $15 million and $25 million USD, subject to on-going due diligence, and consideration will be paid as a combination of cash and WonderFi common shares. WonderFi will retain substantially all current Crypto APIs staff and enter into employment agreements with key members of the management team.

The Acquisition is subject to the parties negotiating and entering into a binding definitive agreement to give effect to the Acquisition and is expected to close in the first quarter of 2022, subject to Crypto APIs shareholder approval, board approvals, the completion of due diligence by WonderFi and other acquisition-related closing conditions and regulatory approvals.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital, Hut 8 and BIGG Digital. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words. The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning: the anticipated negotiation and execution of a binding definitive agreement giving effect to the Acquisition, the anticipated terms of the Acquisition, and the expected benefits of the Acquisition..

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the results of the Company's due diligence on Crypto APIs, the ability to enter into a binding definitive agreement giving effect to the Acquisition, the ability to satisfy the conditions to closing the Acquisition, the ability to successfully integrate the acquired business and its employees, the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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https://www.newsfilecorp.com/release/107568